VYNLEADS, INC.

596 Herrons Ferry Road

Suite 302

Rock Hill, SC  29730

telephone: (845) 745-0981

‘CORRESP’

November 7, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:

Celeste M. Murphy, Legal Branch Chief

Terry French, Accountant Branch Chief

Joshua Shainess, Attorney-Advisor

Re:

Vynleads, Inc. (the “Company”)

Amendment No. 1 to

Registration Statement on Form S-1

File No. 333-227499

Filed October 25, 2018

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated November 2, 2018.  Following are the Company's responses to the staff's comments.

Amendment No. 1 to Registration Statement on Form S-1

Related Party Transactions

1.

We note your response to comment 10 and your revised disclosure on page 41. Please provide us with you analysis as to how the return of these shares would materially impact the internal valuation of the company prior to the private placement and how the company determined that ensuring the ownership structure would result in a more equity valuation for investors in the private placement.

United States Securities and Exchange Commission

Division of Corporation Finance

November 7, 2018

Response:

In our internal planning for our private placement, we were sensitive to the risks investors in our private placement would be undertaking by investing in a new and unproven company. We decided that by providing investors with a greater percentage of ownership interest in our company as compared to the founders’ ownership interest post-offering was a way to make the terms of an investment in our company more favorable to prospective investors. Our internal discussions were based upon our informal valuation estimations and there were no third-party validation of our beliefs. As a result of the return by the undersigned and Mr. Stetsenko of an aggregate of 2,250,000 shares of the Company’s common stock to it for no consideration, the percentage of ownership interest to be held by investors in the offering increased by approximately 6% post-offering. The following table provides information on this calculation:

Without Return of Shares			With Return of Shares
	Shares	%		shares	%
Founders ownership	10,138,889	64.8%	Founders ownership	7,888,889	58.9%
Investors ownership	5,510,941	35.2%	Investors ownership	5,510,941	41.1%
Totals	15,649,830			13,399,830

The foregoing table gives no effect to the subsequent repurchase of 2,000,000 shares of our common stock as described on pages 3, 30, 34, F-30, F-34 and II-2 of the registration statement. As a result of this subsequent repurchase, investors in our private placement now own 48.3% of our outstanding common stock.

General

2.

We note your response to comment 13 and your explanation that the website statement was based upon an internal analysis of the company’s revenue growth. Please also tell us the meaning behind and the basis for the statement that initial investors were “cashing in” on the initial investment.

Response:

The Company was attempting to convey the broad concept that as a result of the deployment of the proceeds from an initial $200,000 loan from an affiliated entity in July 2015 (see “Related Party Transactions” on page 43 and elsewhere in the registration statement) the Company was able to effectively utilize those funds to grow the Company’ business, thereby indirectly benefiting the Company’s shareholders through a growth in its revenues. We reiterate our acknowledgment that the meaning of “cashing in” was not clearly conveyed and certainly in hindsight the statement should not have been included in the website. However, and as stated in our initial response, all references to this statement have been removed from the Company’s website. The Company confirms that neither its founders nor any investor in its private placement (which represent all of its stockholders) have resold restricted securities to third parties. Furthermore, Company’s subscription agreements executed by the subscribers to its private placement contained the disclosure that subscribers in that offering may suffer a “complete loss” of their investment and there is no market for resale of the Company’s securities.

United States Securities and Exchange Commission

Division of Corporation Finance

November 7, 2018

As the Company has engaged qualified securities counsel in connection with its registration process and in anticipation of complying with SEC reporting and corporate governance matters, in the future the Company intends to provide such counsel with drafts of all proposed press releases and public disclosure materials prior to use by the Company to ensure that the language clearly and accurately conveys the Company’s intention behind the statements.

The Company’s counsel, Brian A. Pearlman, Esq., will contact the staff in the near future after allowing adequate time for the staff to review this correspondence to coordinate a request for acceleration.

Thank you.

Sincerely,

/s/ Alex J. Mannine
Chief Executive Officer